Exhibit 99.2

INTERIM FINANCIAL REPORT

FIRST HALF 2024

Table of contents	1
Interim financial report	2
First half 2024	2
1. BUSINESS UPDATE	2
2. FINANCIAL HIGHLIGHTS	4
3. 2024 OUTLOOK	4
4. RISK FACTORS	4
5. FORWARD-LOOKING STATEMENTS	5
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2024 – Interim consolidated statement of financial position	6
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2024 - Interim consolidated statements of loss and other comprehensive loss	7
Unaudited condensed consolidated interim financial information as at and for the six months ended, June 30 2024 - Interim consolidated statements of changes in equity	8
Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2024 – Interim consolidated statements of cash flows	9
Notes to the unaudited condensed interim consolidated financial information	10
1. General information	10
2. Significant accounting policies	10
3. Critical accounting estimates and assumptions	12
4. Segment reporting	12
5. Fair Value	12
6. Subsidiaries	12
7. Property, Plant and Equipment	13
8. Intangible assets	13
9. Right of use assets and lease liabilities	13
10. Other long-term receivables	14
11. Inventory	14
12. Trade and Other receivables	14
13. Cash and cash equivalents	15
14. Financial assets	15
15. Capital, Share Premium, Reserves	15
16. Share-Based compensation	17
17. Financial Debt	20
18. Trade payables	21
19. Income taxes and deferred taxes	22
20. Other payables	22
21. Derivatives	22
22. Results of operation	23
23. Employee benefits	26
24. Financial income	27
25. Financial expense	27
26. Loss Per Share (EPS)	27
27. Other commitments	28
28. Related Party Transactions	28
29. Events after the Balance-Sheet Date	29
Responsibility statement	30

INTERIM FINANCIAL REPORT

FIRST HALF 2024

1.BUSINESS UPDATE

A.      CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company has filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024.

BETTER SLEEP: ACHIEVED PRIMARY ENDPOINT IN BOTH CCC AND NON-CCC PATIENT COHORTS

In March 2022, the Company attended the World Sleep Congress in Rome, Italy, and presented data generated from its BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial included a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of whom presented with CCC (or 42.9% of the total implanted population) at eight research centers in Australia. The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire patient cohort. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded.

Three patients in the non-CCC arm and three patients in the CCC arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (21 non-CCC and 15 CCC). Of these 36 patients, there were 23 responders (64)%, including nine of the 15 CCC patients (60)% and 14 of the 21 non-CCC patients (67)%, at six months. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events ("AEs") have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The data generated from this study were used to expand the Company’s CE mark for the Genio® system to treat patients demonstrating CCC at the soft palate level, and the first commercial Genio® implants occurred in CCC patients in Germany during the first quarter of 2022.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah will implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. The clinical sites are being activated and the study is enrolling.

B.EUROPEAN COMMERCIALIZATION

During the first six months of 2024, Nyxoah recognized total revenue of €2.0 million, primarily in Germany. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 14 full time employees.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who are able to provide more treatment options to their large patient pools. As of June 30, 2024, the Company has activated 51 Tier 1 sites across Germany.

The Company has also focused on entering new European markets. The Company has secured DRG reimbursement in Switzerland, state reimbursement in Austria, and is awaiting reimbursement decisions in several other countries. Nyxoah has also generated revenue in Switzerland, Austria, Spain and Italy and the Company expects to expand into other European countries.

2.FINANCIAL HIGHLIGHTS

Revenue was €2.0 million for the six months ending June 30, 2024, compared to €1.5 million for the six months ending June 30, 2023.

Cost of goods sold was €0.7 million for the six months ending June 30, 2024, compared to €0.6 million cost for the six months ending June 30, 2023.

Selling, general and administrative expenses increased by €0.6 million or 5.3 % from €11.7 million for the six months ended June 30, 2023 to €12.4 million for the six months ended June 30, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe and scale up of the Company.

Before capitalization of €3.3 million for the six months ended June 30, 2024 and €5.0 million for the six months ended June 30, 2023, research and development expenses increased by €202,000 or 1.1%, from €17.8 million for the six months ended June 30, 2023, to €18.0 million for the six months ended June 30, 2024, due to a combined effect of the higher R&D activities and clinical expenses, this increase was offset by a decrease in manufacturing expenses due to an increase in inventory value.

Nyxoah realized a net positive financial result of €1.0 million for the six months ending June 30, 2024 primarily driven by the exchange rate depreciation of dollar versus euro. This compares to a net negative financial result of €318,000 for the six months ended June 30, 2023.

Nyxoah realized a net loss of €25.0 million for the six months ended June 30, 2024, compared to a net loss of €24.7 million for the six months ended June 30, 2023.

Cash and cash equivalents

On June 30, 2024, cash and cash equivalents and financial assets totaled €77.8 million, compared to €57.7 million on December 31, 2023. The increase in cash and cash equivalents resulted from net cash from financial activities of €45.0 million mainly due to capital increase and offset by net cash flows used in operating activities amounted to €23.6 million and in investing activities amounted to € 15.6 million.

3. 2024 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present.

In the US, the Company has filed the fourth and final module of its modular PMA submission end of second quarter 2024 and anticipates FDA approval as early as late 2024. Meanwhile, the Company prepares to enter the US market with regulatory, manufacturing, commercial, and market access readiness and continues to enrol in the ACCCESS study.

To meet the Company’s capital needs, the Company raised €48.5 million in capital through the issuance of new shares in May and June 2024 (see note 15.1). Additionally, on July 3, 2024, the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”) (see note 29) subject to certain conditions from which a first tranche of €10 million was drawn after the reporting date. The recent capital raise and loan facility agreement extends the Company’s financial runway, providing sufficient funds to support operations until the beginning of 2026. This cash runway considers the second tranche of the EIB facility and excludes any additional capital raise activity the company could consider. Please refer to the Going concern note of the Financial Statements.

4.RISK FACTORS

We refer to the description of risk factors in the Company’s 2023 annual report, pp. 65-86. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, our organization and operations.

5.FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2023 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 –

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(unaudited)

(in thousands)

		As at
		June 30	December 31
	Notes	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	7	4,386	4,188
Intangible assets	8	49,310	46,608
Right of use assets	9	3,391	3,788
Deferred tax asset		51	56
Other long-term receivables	10	1,419	1,166
		€58,557	€55,806
Current assets
Inventory	11	5,098	3,315
Trade receivables	12	2,609	2,758
Other receivables	12	2,885	3,212
Other current assets		1,298	1,318
Financial assets	14	50,061	36,138
Cash and cash equivalents	13	27,724	21,610
		€89,675	€68,351
Total assets		€148,232	€124,157

EQUITY AND LIABILITIES
Capital and reserves
Capital	15	5,905	4,926
Share premium	15	290,822	246,127
Share based payment reserve	16	8,841	7,661
Other comprehensive income	15	115	137
Retained loss		(185,540)	(160,829)
Total equity attributable to shareholders		€120,143	€98,022

LIABILITIES
Non-current liabilities
Financial debt	17	8,600	8,373
Lease liability	9	2,721	3,116
Pension liability		35	9
Provisions		339	185
Deferred tax liability		10	9
		€11,705	€11,692
Current liabilities
Financial debt	17	595	364
Lease liability	9	827	851
Trade payables	18	9,078	8,108
Current tax liability	19	2,335	1,988
Other payables	20	3,549	3,132
		€16,384	€14,443
Total liabilities		€28,089	€26,135
Total equity and liabilities		€148,232	€124,157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 -

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS

(unaudited)

(in thousands)

		For the three months		For the six months
		ended June 30		ended June 30
	Notes	2024	2023	2024	2023
Revenue	22	771	1,107	1,992	1,548
Cost of goods sold	22	(281)	(419)	(735)	(594)
Gross profit		€490	€688	€1,257	€954
Research and Development Expense	22	(7,472)	(6,605)	(14,671)	(12,762)
Selling, General and Administrative Expense	22	(6,383)	(6,185)	(12,355)	(11,736)
Other income/(expense)		58	219	249	265
Operating loss for the period		€(13,307)	€(11,883)	€(25,520)	€(23,279)
Financial income	24	2,069	789	3,477	1,414
Financial expense	25	(1,445)	(775)	(2,436)	(1,732)
Loss for the period before taxes		€(12,683)	€(11,869)	€(24,479)	€(23,597)
Income taxes	19	(441)	(928)	(551)	(1,110)
Loss for the period		€(13,124)	€(12,797)	€(25,030)	€(24,707)

Loss attributable to equity holders		€(13,124)	€(12,797)	€(25,030)	€(24,707)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(82)	(50)	(22)	(78)
Total comprehensive loss for the year, net of tax		€(13,206)	€(12,847)	€(25,052)	€(24,785)
Loss attributable to equity holders		€(13,206)	€(12,847)	€(25,052)	€(24,785)

Basic Loss Per Share (in EUR)	26	€(0.428)	€(0.447)	€(0.843)	€(0.907)
Diluted Loss Per Share (in EUR)	26	€(0.428)	€(0.447)	€(0.843)	€(0.907)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED, JUNE 30 2024 -

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

(in thousands)

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2024	€4,926	€246,127	€7,661	€137	€(160,829)	€98,022
Loss for the period	—	—	—	—	(25,030)	(25,030)
Other comprehensive loss for the period	—	—	—	(22)	—	(22)
Total comprehensive loss for the period	—	—	—	€(22)	€(25,030)	€(25,052)
Equity-settled share-based payments
Granted during the period	—	—	1,499	—	—	1,499
Expired during the period	—	—	(186)	—	186	—
Exercised during the period	4	143	(133)	—	133	147
Issuance of shares for cash	975	47,452	—	—	—	48,427
Transaction cost	—	(2,900)	—	—	—	(2,900)
Total transactions with owners of the company recognized directly in equity	979	44,695	1,180	—	319	47,173
Balance at June 30, 2024	€5,905	€290,822	€8,841	€115	€(185,540)	€120,143

	Attributable to owners of the parent
			Share
			based	Other
	Common	Share	payment	comprehensive	Retained
	shares	premium	reserve	income	loss	Total
Balance at January 1, 2023	€4,440	€228,275	€5,645	€176	€(118,212)	€120,324
Loss for the period	—	—	—	—	(24,707)	(24,707)
Other comprehensive loss for the period	—	—	—	(78)	—	(78)
Total comprehensive loss for the period	—	—	—	€(78)	€(24,707)	€(24,785)
Equity-settled share-based payments
Granted during the period	—	—	1,757	—	—	1,757
Expired during the period	—	—	(397)	—	397	—
Issuance of shares for cash	484	18,132	—	—	—	18,616
Transaction costs	—	(337)	—	—	—	(337)
Total transactions with owners of the company recognized directly in equity	484	17,795	1,360	—	397	20,036
Balance at June 30, 2023	€4,924	€246,070	€7,005	€98	€(142,522)	€115,575

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION AS AT AND

FOR THE SIX MONTHS ENDED JUNE 30, 2024 –

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(in thousands)

		For the six months ended
		June 30
	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(24,479)	€(23,597)
Adjustments for
Finance income		(3,477)	(1,414)
Finance expenses		2,436	1,732
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	790	640
Amortization of intangible assets	8	480	477
Share-based payment transaction expense	16	1,499	1,757
Increase in provisions		179	119
Other non-cash items		(153)	(16)
Cash generated before changes in working capital		€(22,725)	€(20,302)
Changes in working capital
(Increase) in inventory	11	(1,783)	(264)
(Increase) in trade and other receivables	12	(290)	(671)
Increase/(Decrease) in trade and other payables	18, 20	1,412	(967)
Cash generated from changes in operations		€(23,386)	€(22,204)
Income tax paid		(207)	(274)
Net cash from / (used in) operating activities		€(23,593)	€(22,478)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(448)	(676)
Capitalization of intangible assets	8	(3,295)	(4,993)
Purchase of financial assets - current	14	(59,171)	(43,400)
Proceeds from sale of financial assets - current	14	46,145	52,383
Interest income on financial assets		1,205	572
Net cash from / (used in) investing activities		€(15,564)	€3,886
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(546)	(395)
Repayment of other loan		(42)	(42)
Interests paid		(24)	(14)
Proceeds from issuance of shares, net of transaction costs	15	45,674	18,279
Other financial costs		(81)	(32)
Net cash from / (used in) financing activities		€44,981	€17,796
Movement in cash and cash equivalents		€5,824	€(796)
Effect of exchange rates on cash and cash equivalents		290	(488)
Cash and cash equivalents at January 1	13	€21,610	€17,888
Cash and cash equivalents at June 30	13	€27,724	€16,604

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has established four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia) and Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of June 30, 2024 and for the three and six months ended June 30, 2024, have been authorized for issue on August 6, 2024 by the Board of Directors of the Company.

2.Significant accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2023. In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 18 and 20.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2024, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Going concern principle

The Company has consistently operated with deficits and sustained negative cash flows since its inception as a result of the significant research and development expenses incurred for the development and regulatory approval of the Genio® device. As of June 30, 2024, the Company’s statement of financial position includes an accumulated loss of €185.7 million and total assets of €148.2 million. Current assets as of June 30, 2024 total €89.7 million, comprising €27.7 million in available cash and cash equivalents, and €50.1 million in marketable securities, primarily derived from previous public offerings.

The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its clinical trials only partially offset by the Company’s revenue generating activities outside the U.S., these were €2.0 million in the first half of 2024 in the EU. Substantial revenue generation is expected to start in the beginning of 2025, following the launch of the Genio® product in the U.S., which is dependent on obtaining marketing authorization in the United States for the Genio® product from the FDA.

To meet the Company’s future working capital needs, management raised €48.5 million in capital through the issuance of new shares in May and June 2024 (see note 15.1). Additionally, on July 3, 2024, the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”) (see note 29) subject to certain conditions, from which a first tranche of €10 million was drawn after the reporting date. The recent capital raise and loan facility agreement extends the Company’s financial runway, providing sufficient funds to support operations until the beginning of 2026. This cash runway considers the second tranche of the EIB facility and excludes any additional capital raise activity the company could consider.

The Unaudited Interim Condensed Consolidated Financial Statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2024

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company:

₋	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures : Supplier Finance Arrangements (applicable for annual periods beginning on or after January 1, 2024)
₋	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (applicable for annual periods beginning on or after January 1, 2024)
₋	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (applicable for annual periods beginning on or after January 1, 2024)

3.Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5 from the Group’s 2023 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other current assets and financial assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3.

The derivative financial liabilities and assets which consist of foreign currency swaps are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument.

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2024	2023	2024	2023
Financial Assets
Other long-term receivables (level 3)	1,419	1,166	1,419	1,166
Trade and other receivables (level 3)	5,466	5,627	5,466	5,627
Foreign currency swaps (level 2)	28	343	28	343
Other current assets (level 3)	1,298	1,318	1,298	1,318
Cash and cash equivalents (level 1)	27,724	21,610	27,724	21,610
Financial assets (level 1)	50,061	36,138	50,061	36,138

	Carrying value		Fair value
	As at	As at	As at	As at
	June 30,	December 31,	June 30,	December 31,
(in EUR 000)	2024	2023	2024	2023
Financial liabilities
Financial debt (level 3)	20	63	20	60
Foreign currency swaps (level 2)	64	90	64	90
Recoverable cash advances (level 3)	9,175	8,674	9,175	8,674
Trade and other payables (level 1 and 3)	12,563	11,150	12,563	11,150

6.Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an US-based company located in Delaware that was incorporated in May 2000 and has a share capital of USD 1.00.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of EUR 25 000.

7.Property, Plant and Equipment

The total acquisitions for the six months ended June 30, 2024 amount to €448,000 (2023: €0.7 million) and were mainly related to the US production line under construction and laboratory equipment.

The cost of property, plant and equipment at June 30, 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. We refer to note 22.

The depreciation charge amounts to €336,000 in 2024 and to €271,000 in 2023 for the six months ended June 30.

8.Intangible assets

	Development	Patents and
(in EUR 000)	cost	licenses	Total
Cost
Opening value at January 1, 2023	41,073	591	41,664
Additions	4,993	—	4,993
Cost at June 30, 2023	46,066	591	46,657
Opening value at January 1, 2024	48,671	591	49,262
Additions	3,183	—	3,183
Cost at June 30, 2024	51,854	591	52,445
Amortization
Opening amortization at January 1, 2023	(1,608)	(84)	(1,692)
Amortization	(456)	(21)	(477)
Amortization at June 30, 2023	(2,064)	(105)	(2,169)
Opening amortization at January 1, 2024	(2,528)	(127)	(2,655)
Amortization	(459)	(21)	(480)
Amortization at June 30, 2024	(2,987)	(148)	(3,135)
Net book value at June 30, 2023	44,002	486	44,488
Net book value at June 30, 2024	48,867	443	49,310

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €480,000 for the six months ended June 30, 2024 (2023: €477,000) and is included in research and development expense.

The Company continues to incur in 2024 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €3.2 million and €5.0 million for the six months ended June 30, 2024, and 2023, respectively. The total amount of capitalization of intangible assets in the interim consolidated statements of cash flows is higher than the additions due to the tax incentive relating to investments of 2024 amounting to €112,000. We refer to note 22 for more details.

9.Right of use assets and lease liabilities

For the six months ended June 30, 2024, the Company entered into new lease agreements for €74,000 (2023: €208,000). The repayments of lease liabilities amounted to €0.5 million (2023: €395,000). The depreciations on the right of use assets amounted to €454,000 and €369,000 for the six months ended June 30, 2024, and 2023, respectively.

10.Other long-term receivables

The other long-term receivables mainly consist of cash guarantees for an amount of €389,000 (2023: €167,000) and an R&D tax incentive in Belgium for an amount of €1.0 million (2023: €1,0 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

The R&D tax incentive recorded as of June 30, 2024, pertains to investments made in 2022, 2023, and 2024 in both tangible and intangible assets. These incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette, May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as of June 30, 2024, also includes an adjustment of the R&D tax incentive for investments made in 2023. For further details, refer to note 22.

11.Inventory

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Raw materials	1,327	1,329
Work in progress	2,802	1,530
Finished goods	969	456
Total Inventory	5,098	3,315

The increase in inventory is due to increasing activities to prepare for the commercialization in US and further scale-up of the commercialization in EU in 2024.

12.Trade and Other receivables

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Trade receivables	2,609	2,758
R&D incentive receivable (Australia)	964	723
VAT receivable	696	850
Current tax receivable	801	808
Foreign currency swaps	29	343
Other	395	488
Total trade and other receivables	5,494	5,970

The decrease of €476,000 in trade and other receivables is mainly due to a decrease in foreign currency swaps by €314,000, a decrease in VAT receivable by €154,000 and a decrease in trade receivables by €149,000. R&D incentive receivables has increased by €241,000. The other receivables as of June 30, 2024 include the prepayment to the American Academy of Otolaryngology (AAO). We refer to note 27 for more details.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2023 and June 30, 2024, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relate to incentives received in Australia as a support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in the United States and in Belgium.

We refer to note 21 for more details on the foreign currency swaps.

13.Cash and cash equivalents

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Short term deposit	18,596	9,158
Current accounts	9,128	12,452
Total cash and cash equivalents	27,724	21,610

Cash and cash equivalents increased to €27.7 million as at June 30, 2024, compared to€21.6 million as at December 31, 2023 with an increase of short term deposits by €9.4 million which is partially offset by a decrease of current account by €3.3 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

14.Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

In 2024, the Company entered into USD term deposits and US Treasury bills for a total amount $US 44.0 million (€40.7 million) and €18.5 million. During the period ended as at June 30, 2024, $US 41.4 million (€38.1 million) and €8.0 million reached maturity and is subsequently held as cash.

As per June 30, 2024, the current financial assets consists of $US 37.0 million (€34.6 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €15.5 million. The total amount of term deposits as per June 30, 2024, amounts to €50.1 million.

15.Capital, Share Premium, Reserves

15.1.Capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As of June 30, 2024, the share capital of the Company amounts to €5.9 million represented by 34,373,015 shares, and the share premium amounts to €308.2 million before deduction of the transaction costs.

Evolution of the share capital and share premium over the six months ended June 30, 2024 and 2023:

	Common	Total of	Par value	Share	Share
(Number of shares except otherwise stated)	shares	shares	(EUR)	capital	premium
January 1, 2023	25,846,279	25,846,279	0.17	4,440	242,440
March 29, 2023 - Capital increase in cash	393,162	393,162	0.17	68	2,481
March 30, 2023 - Capital increase in cash	2,047,544	2,047,544	0.17	351	12,999
April 17, 2023 - Capital increase in cash	375,000	375,000	0.17	65	2,651
June 30, 2023	28,661,985	28,661,985	0.17	4,924	260,571
July 14, 2023 - Exercise warrants	2,000	2,000	0.17	—	10
August 29, 2023 - Exercise warrants	10,000	10,000	0.17	2	50
December 31, 2023	28,673,985	28,673,985	0.17	4,926	260,631
March 6, 2024 - Exercise warrants	8,650	8,650	0.17	1	61
April 17, 2024 - Exercise warrants	3,000	3,000	0.17	1	16
May 28, 2024 - Capital increase in cash	5,374,755	5,374,755	0.17	923	44,946
June 3, 2024 - Capital increase in cash	300,000	300,000	0.17	52	2,506
June 24, 2024 - Exercise warrants	12,625	12,625	0.17	2	66
June 30, 2024	34,373,015	34,373,015	0.17	5,905	308,226

On March 29, 2023, the Company issued 393,162 new shares for an aggregate capital increase of €2.5 million (including share premium). The Company raised $2.8 million in gross proceeds pursuant to the Company’s $50 million at-the-market (“ATM”) program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The shares were purchased by historical Nyxoah shareholder Cochlear Limited, and the proceeds will be used for general corporate purposes.

On March 30, 2023, the Company raised €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at current exchange rates), the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at current exchange rates) and will be used for general corporate purposes.

On April 17, 2023, the Company issued 375,000 new shares for an aggregate capital increase of €2.7 million (including share premium). The Company raised $3.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €340,000 which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €18.3 million.

On July 14, 2023, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On August 29, 2023, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €52,000 (including share premium).

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €16,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium)in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of U.S. $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars U.S.$9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of  €2.9 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €45.6 million.

On June 24, 2024, pursuant to the exercise of warrants, the Company issued 12,625 new shares for an aggregate capital increase of €68,000 (including share premium).

15.2.Reserves

The reserves include the share-based payment reserve (see note 16), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the six months ended June 30, 2024 and 2023 is detailed in the table below:

		Post-
	Currency	employment
	translation	benefit
(in EUR 000)	reserve	obligations	Total
Opening value at January 1, 2023	174	2	176
Currency translation differences	(78)	—	(78)
Total other comprehensive income at June 30, 2023	96	2	98
Opening value at January 1, 2024	54	83	137
Currency translation differences	(22)	—	(22)
Total other comprehensive income at June 30, 2024	32	83	115

16.Share-Based compensation

Equity-settled share-based payment transactions

As of June 30, 2024, the Company has five outstanding equity-settled share-based incentive plans, including (i) the 2016 warrants plan (the 2016 Plan), (ii) the 2018 warrants plan (the 2018 Plan), (iii) the 2020 warrants plan (the 2020 Plan), (iv) the 2021 warrants plan (the 2021 plan) and (v) the 2022 warrants plan (the 2022 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020 where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2024	2023
Outstanding at January 1	1,635,606	1,416,490
Granted	385,250	475,862
Forfeited	(13,625)	(45,625)
Exercised	(24,275)	—
Expired	(35,975)	(93,625)
Outstanding as at June 30	1,946,981	1,753,102
Exercisable as at June 30	1,210,613	996,086

On February 1, 2024 and on April 21, 2024, respectively 300,250 and 85,000 warrants were from the 2022 plan. As of June 30, 2024, a total number of 24,275 warrants have been exercised. For 8,650 exercised warrants, the related shares were issued in March 2024, for 3,000 warrants, the shares were issued in April 2024 and for 12,625 exercised warrants, the related shares were issued in June 2024.

The following tables provide the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022, 2023 and 2024 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan, the 2021 warrant plan and the 2022 warrant plan. The tables and notes uses as a basis, the number of shares the warrants give right to across all plans.

					Plan 2021
	Plan 2016	Plan 2018	Plan 2018	Plan 2020	(grant Sept 17
	(grant 2018)	(grant 2018)	(grant 2020)	(grant 2020)	2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	(0.20)%	(0.20)%	(0.20)%	(0.36)%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Oct 27	(grant Feb 21	(grant Feb 21	(grant Feb 21	(grant May 14
	2021)	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%	49.80%
Risk-free interest rate	(0.18)%	0.37%	0.37%	0.50%	1.06%
Expected life	3	3	3	4	3
Exercise price	25.31	17.76	25.31	17.76	13.82
Stock price	20.50	17.50	17.50	17.50	13.82
Fair value	5.94	6.05	4.15	6.90	4.94

	Plan 2021	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant June 8	(grant Aug 8	(grant Aug 8	(grant March 24	(grant April 12
	2022)	2022)	2022)	2023)	2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.60%	53.71%	53.97%	52.00%	52.00%
Risk-free interest rate	1.60%	1.39%	1.45%	3.20%	3.24%
Expected life	3	3	4	3	3
Exercise price	12.95	9.66	9.66	5.42	6.36
Stock price	13.34	9.75	9.75	6.70	7.08
Fair value	5.21	3.79	4.32	3.09	3.04

	Plan 2021	Plan 2022	Plan 2022	Plan 2022	Plan 2022
	(grant June 14	(grant June 14	(grant Oct 20	(grant Feb 01	(grant Apr 21
	2023)	2023)	2023)	2024)	2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.28%	51.28%	50.00%	62.20%	65.50%
Risk-free interest rate	3.36%	3.36%	3.55%	2.63%	3.08%
Expected life	3	3	3	3	3
Exercise price	7.19	7.19	5.92	5.24	9.04
Stock price	7.10	7.10	5.60	9.96	9.20
Fair value	2.75	2.75	2.07	6.26	4.40

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR  to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Sept 17	(grant Oct 27	(grant Feb 21	(grant Feb 21
	2021)	2021)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021	Plan 2021	Plan 2021	Plan 2021
	(grant Feb 21	(grant May 14	(grant Aug 8	(grant Aug 8
	2022)	2022)	2022)	2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

The Company has recognized €1.5 million share-based payment expense for the six months ended June 30, 2024 (2023: €1.8 million) of which €66.000 is related to the incremental fair value of the re-priced warrants.

17.Financial Debt

Financial debt consists of recoverable cash advances and other loans. Related amounts can be summarized as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Recoverable cash advances - Non-current	8,600	8,373
Recoverable cash advances - Current	575	301
Total Recoverable cash advances	9,175	8,674
Other loan - Non-current	—	—
Other loan - Current	20	63
Total Other loan	20	63
Non-current	8,600	8,373
Current	595	364
Total Financial Debt	9,195	8,737

Financial debt related to recoverable cash advances

Recoverable cash advances received

As at June 30, 2024, the details of recoverable cash advances received can be summarized as follows:

	Contractual	Advances	Fixed	Variable
(in EUR 000)	advances	received	reimbursements*	reimbursements*
Sleep apnea device (6472)	1,600	1,600	588	7
First articles (6839)	2,160	2,160	561	11
Clinical trial (6840)	2,400	2,400	360	13
Activation chip improvements (7388)	1,467	1,467	66	18
Total	7,627	7,627	1,575	49

*Excluding interests

During the six months ended June 30, 2024 , the Company made no reimbursements and did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Contract 6472	1,727	1,629
Contract 6839	2,422	2,290
Contract 6840	2,975	2,818
Contract 7388	2,051	1,937
Total recoverable cash advances	9,175	8,674
Non-current	8,600	8,373
Current	575	301
Total recoverable cash advances	9,175	8,674

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2024	2023
As at January 1	8,674	8,431
Initial measurement and re-measurement	(18)	(39)
Discounting impact	519	495
As at June 30	9,175	8,887

18.Trade payables

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Payables	4,115	4,102
Invoices to be received	4,963	4,006
Total Trade payables	9,078	8,108

The increase in total trade payables of €1.0 million as at June 30, 2024 is mainly due to an increase in invoices to be received of  €1.0 million.

In order to be consistent with the current period’s presentation, in the condensed consolidated financial statement as at March 31, 2024 an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of €1.9 million have been reclassified from Other payables to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2 and 20.

19.Income taxes and deferred taxes

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Current tax income/(expense)	(434)	(927)	(547)	(1,115)
Deferred tax income/(expense)	(7)	(1)	(4)	5
Total Income Tax Income/(Expense)	(441)	(928)	(551)	(1,110)

The current tax expense mainly relates to (i) an additional accrual of the liability for uncertain tax positions for an amount of €243,000 (2023: €276,000), and (ii) an increase of income tax payable or taxes reimbursed by certain of the Company’s subsidiaries for an amount of €172,000 (2023: €0.8 million). The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €2.3 million mainly relates to a liability for uncertain tax positions for an amount of €2.2 million.

20.Other payables

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Holiday pay accrual	709	791
Salary	2,178	1,801
Accrued expenses	268	250
Foreign currency swap - current	64	90
Other	330	200
Total other payables	3,549	3,132

The increase of €417,000 in other payables as at June 30, 2024, compared to December 31, 2023, is mainly due to an increase by €377,000 in salaries payable.

In order to be consistent with the current period’s presentation, in the condensed consolidated financial statement as at March 31, 2024 an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2 and 18.

21.Derivatives

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps.

The Company has entered into several foreign currency swaps for which the notional amounts are detailed in the table below:

	As at
	June 30,	December 31,
(in EUR 000)	2024	2023
Foreign currency swaps EUR - NIS (in EUR)	—	847
Foreign currency swaps EUR - NIS (in NIS)	—	3,500
Foreign currency swaps NIS - EUR (in EUR)	1,210	3,334
Foreign currency swaps NIS - EUR (in NIS)	5,000	14,000
Foreign currency swaps EUR - USD (in EUR)	4,000	18,000
Foreign currency swaps EUR - USD (in USD)	4,356	19,787

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at June 30, 2024
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	—	29	—	29
Financial liabilities
Foreign currency swaps	—	64	—	64

The fair value is determined by the financial institution and is based on foreign currency swaps rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2024	2023
Opening value at January 1	343	1
Fair value adjustments	(314)	(1)
Closing value at June 30	29	—

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2024	2023
Opening value at January 1	90	10
Fair value adjustments	(26)	417
Closing value at June 30	64	427

22.Results of operation

Revenue and cost of goods sold

In the six months ended June 30, 2024, the Company generated revenue for the amount of €2.0 million (2023: €1.5 million). In the three months ended June 30, 2024, the Company generated revenue for the amount of €0.8 million (2023: €1.1 million).

Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not need to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration.

For the six month period ended June 30, 2024 the sales (based on country of customer) were generated in Germany (€1.6 million), Switzerland (€306,000), Spain (€72,000) and Italy (€46,000) (2023: Germany: €1.4 million, Switzerland: €117,000 and Austria: €81,000). For the six month period ended June 30, 2024, the Company has two customers with individual sales larger than 10% of the total revenue (2023: no customers with individual sales larger than 10% of the total revenue).

For the three month period ended June 30, 2024 the sales (based on country of customer) were generated in Germany (€0.7 million), Switzerland (€96,000) and Spain (€24,000) (2023: Germany: €1.0 million, Austria: €41,000 and Switzerland: €23,000).

Cost of goods sold for the three and six months ended June 30, 2024 and 2023:

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Purchases of goods and services	1,961	316	2,518	858
Inventory movement	(1,680)	103	(1,783)	(264)
Total cost of goods sold	281	419	735	594

Operating expenses

The tables below detail the operating expenses for the six months ended June 30, 2024 and 2023:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	17,965	(3,294)	14,671
Selling, general and administrative expenses	12,355	—	12,355
Other income/(expense)	(247)	(2)	(249)
For the six months ended June 30, 2024	30,073	(3,296)	26,777

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	17,763	(5,001)	12,762
Selling, general and administrative expenses	11,736	—	11,736
Other income/(expense)	(273)	8	(265)
For the six months ended June 30, 2023	29,226	(4,993)	24,233

The tables below detail the operating expenses for the three months ended June 30, 2024 and 2023:

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	8,604	(1,132)	7,472
Selling, general and administrative expenses	6,383	—	6,383
Other income/(expense)	(53)	(5)	(58)
For the three months ended June 30, 2024	14,934	(1,137)	13,797

			Operating
			expense for the
(in EUR 000)	Total cost	Capitalized	period
Research and development	8,892	(2,287)	6,605
Selling, general and administrative expenses	6,185	—	6,185
Other income/(expense)	(227)	8	(219)
For the three months ended June 30, 2023	14,850	(2,279)	12,571

Research and Development expenses

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Staff costs	3,243	3,386	7,213	7,381
Consulting and contractors' fees	1,077	890	2,036	1,694
Q&A regulatory	140	109	243	145
IP costs	32	112	32	241
Depreciation and amortization expense	348	318	679	631
Travel	285	292	530	572
Manufacturing and outsourced development	750	1,942	2,513	3,127
Clinical studies	2,200	1,190	3,705	2,567
Other expenses	425	292	588	723
IT	104	361	426	682
Capitalized costs	(1,132)	(2,287)	(3,294)	(5,001)
Total research and development expenses	7,472	6,605	14,671	12,762

Before capitalization of €3.3 million for the six months ended June 30, 2024 and €5.0 million for the six months ended June 30, 2023, research and development expenses increased by €202,000 or 1.1%, from €17.8 million for the six months ended June 30, 2023, to €18.0 million for the six months ended June 30, 2024, due to a combined effect of the higher R&D activities and clinical expenses, this increase was offset by a decrease in manufacturing expenses due to an increase in inventory value.

Before capitalization of €1.1 million for the three months ended June 30, 2024 and €2.3 million for the three months ended June 30, 2023, research and development expenses decreased by €288,000 or 3.2%, from €8.9 million for the three months ended June 30, 2023, to €8.6 million for the three months ended June 30, 2024, due to decrease in manufacturing expenses due to an increase in inventory value, this decrease was offset by an increase in combined effect of the higher R&D activities and clinical expenses.

Selling, General and Administrative expenses

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Staff costs	2,293	2,390	4,876	4,802
Consulting and contractors' fees	2,659	2,279	4,223	3,857
Legal fees	105	257	582	485
Rent	179	107	344	195
Depreciation and amortization expense	311	242	589	484
IT	213	240	586	488
Travel	414	187	598	430
Insurance fees	139	289	261	576
Other	70	194	296	419
Total selling, general and administrative expenses	6,383	6,185	12,355	11,736

Selling, general and administrative expenses increased by €0.6 million or 5.3 % from €11.7 million for the six months ended June 30, 2023 to €12.4 million for the six months ended June 30, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to a start of new ERP system implementation. This increase was partly offset by decrease in insurance fees.

Selling, general and administrative expenses increased by €198,000 or 3.2 % from €6.2 million for the three months ended June 30, 2023 to €6.4 million for the three months ended June 30, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company. This increase was partly offset by decrease in insurance fees.

Other operating income / ( expenses)

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Recoverable cash advances
Initial measurement and re-measurement	5	6	18	39
R&D incentives	137	268	251	289
Capitalization of R&D incentive	(84)	(8)	(20)	(8)
Other income/(expenses)	—	(47)	—	(55)
Total Other Operating Income/(Expenses)	58	219	249	265

The Company had other operating income of €249,000 for the six months ended June 30, 2024 compared to other operating income of €265,000 for the six months ended June 30, 2023.

The Company had other operating income of €58,000 for the three months ended June 30, 2024 compared to other operating income of €219,000 for the three months ended June 30, 2023.

For the six month period ended June 30, 2024, the other operating income contains the R&D incentive in Australia and Belgium while for the six month period ended June 30, 2023 the other operating income only contained the R&D incentive in Australia. For the three month period ended June 30, 2024, €84,000 has been deducted from the expenses capitalized in relation to this R&D incentive. The R&D incentive and capitalization of R&D incentive for the six month period ended June 30, 2024 also includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €91.000.

23.Employee benefits

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Salaries	4,226	4,282	8,958	8,952
Social charges	459	327	1,091	654
Pension charges	164	75	220	152
Share-based payment	540	748	1,499	1,757
Other	147	344	321	668
Total employee benefits	5,536	5,776	12,089	12,183

In order to be consistent with the current period’s presentation, comparable figures have been represented which involved aggregation of certain line items based on the nature employee benefits.

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Selling, general and administrative expenses	2,293	2,390	4,876	4,802
Research & Development expenses	3,243	3,386	7,213	7,381
Total employee benefits	5,536	5,776	12,089	12,183

24.Financial income

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Interests	472	570	970	984
Exchange differences	1,593	222	2,498	430
Other	4	(3)	9	—
Total financial income	2,069	789	3,477	1,414

For the six month period ended June 30, 2024, exchange gains amount €2.5 million (three month period ended June 30, 2024: €1.6 million), mainly due to the revaluation of the Company’s USD cash balance and realized exchange gains on currency swaps and USD financial assets (note 14). For the year ended December 31, 2023, the closing rate of USD/EUR amounted to 1.103765, while as at June 30, 2024, the rate of USD/EUR decreased to 1.07100, resulting in unrealized exchange gains on the USD balances. We refer to note 25 for more details on the revaluation of both the Company’s USD cash balance and USD financial assets as per June 30, 2023.

For the six month period ended June 30, 2024, the total interest income amounted to €1.0 million (three month period ended June 30, 2024: €472,000). This interest income relates to the term accounts.

25.Financial expense

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Fair value adjustment	(24)	320	288	416
Recoverable cash advances, Accretion of interest	259	248	519	495
Interest and bank charges	57	17	120	45
Interest on lease liabilities	36	30	74	60
Exchange differences	1,115	161	1,435	715
Other	2	(1)	—	1
Total Financial expense	1,445	775	2,436	1,732

The fair value adjustment relates to the fair value adjustment on financial instruments. More information can be found in note 21.

The discounting impact of the recoverable cash advances is further detailed in note 17 above.

The exchange losses for an amount of €1.4 million for the six month period ended June 30, 2024 (three month period ended June 30, 2024: €1.1 million) consist of realized exchange losses related to the foreign currency swaps and unrealized exchange losses of both USD financial assets and USD cash balances. (note 14).

26.Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for June 2024 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended		For the six months ended
	June 30		June 30
	2024	2023	2024	2023
As at June 30, after conversion and share split
Outstanding common shares at period-end	34,373,015	28,661,985	34,373,015	28,661,985
Weighted average number of common shares outstanding	30,744,220	28,608,413	29,706,019	27,250,102
Number of shares resulting of the exercise of outstanding warrants	1,946,981	2,439,500	1,946,981	2,439,500

Basic and Diluted EPS for the three and six month period ended June 30, 2024 and 2023 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended		For the six months ended
	June 30		June 30
	2024	2023	2024	2023
Loss of year attributable to equity holders (in EUR)	(13,124,000)	(12,797,000)	(25,030,000)	(24,707,000)
Weighted average number of common shares outstanding (in units)	30,744,220	28,608,413	29,706,019	27,250,102
Basic earnings per share in EUR (EUR/unit)	(0.428)	(0.447)	(0.843)	(0.907)
Diluted earnings per share in EUR (EUR/unit)	(0.428)	(0.447)	(0.843)	(0.907)

27.Other commitments

The Company has granted in 2022 an amount of €0.5 million for educational grant starting on January 1, 2023 until December 31, 2024. Both installments of €250,000 have been respectively paid out in January 2023 and March 2024.

In addition, in March 2024, the Company has started a Partnership agreement with the American Academy of Otolaryngology (AAO) amounting to a yearly fee of $250,000. The payment has been processed in March 2024 and the cost will be spread out over the 12 months of 2024.

28.Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the three and six months ended June 30:

	For the three months ended		For the six months ended
	June 30		June 30
(in EUR 000)	2024	2023	2024	2023
Short-term remuneration & compensation	343	209	559	396
Share based payment	48	35	150	101
Total	391	244	709	497

Transactions with Non-Executive Directors and Shareholders:

	For the six months ended			For the six months ended
	June 30, 2024			June 30, 2023
	R&D	Consulting	Board	R&D	Consulting	Board
(in EUR 000)	Collaboration	services	Remuneration	Collaboration	services	Remuneration
Cochlear	—	—	—	182	—	—
Robert Taub	—	—	60	—	—	66
Kevin Rakin	—	—	32	—	—	32
Pierre Gianello	—	—	45	—	—	32
Jurgen Hambrecht	—	—	33	—	—	29
Rita Mills	—	—	35	—	—	34
Giny Kirby	—	—	33	—	—	34
Wildman Ventures LLC	—	—	52	—	—	40
Total	—	—	290	182	—	267
Amounts outstanding at period-end	—	—	110	—	—	111

	For the three months ended			For the three months ended
	June 30, 2024			June 30, 2023
	R&D	Consulting	Board	R&D	Consulting	Board
(in EUR 000)	Collaboration	services	Remuneration	Collaboration	services	Remuneration
Cochlear	—	—	—	41	—	—
Robert Taub	—	—	29	—	—	30
Kevin Rakin	—	—	16	—	—	16
Pierre Gianello	—	—	28	—	—	14
Jurgen Hambrecht	−	—	18	—	—	14
Rita Mills	—	—	15	—	—	19
Giny Kirby	—	—	12	—	—	20
Wildman Ventures LLC	—	—	29	—	—	23
Total	—	—	147	41	—	136
Amounts outstanding at period-end	—	—	110	—	—	111

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement led to a financial impact of €182,000 for the six months ended June 30, 2023, and €41,000 for the three months ended June 30, 2023. In April 2023, the project came to its end after development milestones were reached.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

29.Events after the Balance-Sheet Date

On July 3, 2024, the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. Nyxoah plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The first tranche of € 10 million was received on July 26, 2024.

On July 31, 2024, the Board of Directors, within the framework of the authorized capital, issued 1,000,000 million warrants giving each the right to subscribe to one common share of the Company.

RESPONSIBILITY STATEMENT

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and
b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, August 6, 2024.

On behalf of the board of directors

Robert Taub, Chairman	Olivier Taelman, CEO